Exhibit 4.1

VOTING AND STANDSTILL AGREEMENT

This VOTING AND STANDSTILL AGREEMENT is entered into as of May 18, 2015 (this “Agreement”) by and among FITLIFE BRANDS, INC., a Nevada corporation (“Parent”), Stephen Adele Enterprises, Inc., a Colorado corporation (“Adele”), Stephen Adele, an individual (“Stephen”), RENN Universal Growth Investment Trust PLC, a Welsh company (“RENN Universal”), RENN Global Entrepreneurs Fund Inc., a Texas corporation (“RENN Global” and, together with RENN Universal, the “RENN Stockholders”) and Russell Cleveland, an individual (“Russell”).  Adele and each of the RENN Stockholders are also referred to herein, individually, as a “Stockholder”, and, collectively, as the “Stockholders”).   Capitalized terms used herein and not defined shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

This Agreement is made with reference to the following facts and objectives:

(a)

Simultaneously herewith, Parent, iSatori, Inc., a Delaware corporation (the “Company”), and ISFL Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement.

(b)

Stephen is the sole owner of Adele.

(c)

Russell is the sole owner of RENN Capital Group, Inc., and RENN Capital Group, Inc. is the investment manager of, and has sole investment and decision making authority with respect to, each of the RENN Stockholders.

(d)

As of the date hereof, each Stockholder is the record and/or beneficial owner of the number of shares of the Company Common Stock and Company Preferred Stock set forth opposite the name of such Stockholder on Schedule A attached hereto (the “Existing Shares”, and, together with any shares of Company Common Stock or Company Preferred Stock acquired after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, are collectively referred to herein as the “Shares”).

(e)

As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as a significant inducement and in consideration therefor, each Stockholder, Stephen and Russell are executing this Agreement.

AGREEMENT

In consideration of the mutual covenants, terms, conditions and agreements contained herein, the parties hereto agree as follows:

1.

Agreement to Vote; Grant of Proxy; Standstill; Waiver of Rights.

1.1

Agreement to Vote.

(a)

Subject to the terms and conditions hereof, each Stockholder hereby irrevocably and unconditionally agrees that, from and after the date hereof and until the earlier of the Effective Time or the Termination Date, at any meeting of the Company’s shareholders (or any adjournment or postponement thereof), however called, or in connection with any written consent of the Company’s shareholders, such Stockholder shall vote (or cause to be voted) in person or by proxy all of such Stockholder’s Shares:

(i)

in favor of adoption and approval of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Merger (and in favor of any actions and proposals required, or submitted for approval at any meeting of the Company shareholders, in furtherance thereof);

(ii)

against the following actions or proposals (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any Company Acquisition Proposal (other than a Company Superior Offer which has been approved by the Board of Directors of the Company without violating the Merger Agreement); (2) any Company Acquisition Transaction; (3) any other action involving the Company, its Subsidiaries or their Affiliates which has the effect of impeding, interfering with, delaying, postponing, or impairing (A) the ability of the Company to consummate the Merger on or prior to the End Date, or (B) the transactions contemplated by the Merger Agreement; (4) any action involving the Company, its Subsidiaries or their Affiliates that would reasonably be expected to, directly or indirectly, result in a material breach by the Company of any covenant, representation, warranty or other obligation of the Company set forth in the Merger Agreement; or (5) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled on or prior to the End Date.

(b)

Each Stockholder irrevocably and unconditionally agrees not to enter into any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Agreement.

1.2

Irrevocable Proxy.

(a)

In furtherance of the Stockholders’ agreements in Section 1.1 of this Agreement, to the extent, and only to the extent, such Stockholder is unable to, or fails to, vote such Stockholder’s shares as set forth in Section 1.1, each Stockholder hereby appoints Parent and Parent’s designees, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all Shares owned by such Stockholder at any meeting of the Company’s shareholders (or any adjournment or postponement thereof), however called, or in connection with any written consent of the Company’s shareholders in accordance with Section 1.1 of this Agreement.

(b)

The proxy granted by each Stockholder pursuant to this Section 1.2 shall (i) be valid and irrevocable until the earlier of the Effective Time or the Termination Date, and (ii) automatically terminate upon the earlier of the Effective Time and the Termination Date. Each Stockholder represents that any and all other proxies and powers of attorney heretofore given in respect of any Shares owned by such Stockholder are revocable, and that such other proxies have been revoked. Each Stockholder affirms that the foregoing proxy is: (i) given (A) in connection with the execution of the Merger Agreement and (B) to secure the performance of such Stockholder’s duties under this Agreement, (ii) coupled with an interest and may not be revoked except as otherwise provided in this Agreement, and (iii) intended to be irrevocable prior to a valid termination of the Merger Agreement in accordance with Article VIII of the Merger Agreement. All authority herein conferred shall survive the death or incapacity of such Stockholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Stockholder. Subject to the other terms and provisions of this Agreement, each Stockholder shall retain the right to vote all of such Stockholder’s Shares on all matters not described in Section 1.1(a).

1.3

Standstill in Respect of Stockholders’ Shares.

(a)

Each Stockholder hereby agrees that, from and after the date hereof until the earlier of the Effective Time or the Termination Date, such Stockholder shall not (except as specifically consented to by Parent in writing and except as expressly contemplated by the terms of this Agreement or the Merger Agreement), directly or indirectly:

(i)

Sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”), or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any or all of the Stockholder’s Shares;

(ii)

acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Company, its Subsidiaries or any divisions thereof;

(iii)

make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or otherwise take any action intended to advise or influence any Person with respect to the voting of, any voting securities of the Company, other than in support of the Merger and the Merger Agreement;

(iv)

make any public announcement with respect to, or submit a proposal for, or offer for (with or without conditions) any extraordinary transaction involving the Company, its Subsidiaries or any securities or material assets thereof; or

(v)

otherwise take, directly or indirectly, any actions with the purpose of avoiding or circumventing any provision of this Agreement or which would reasonably be expected to have the effect of preventing, impeding, interfering with or adversely affecting the consummation of the transactions contemplated by the Merger Agreement or its ability to perform the Stockholder’s obligations under this Agreement.

(b)

Any action taken in violation of the foregoing shall be null and void ab initio.

1.4

Appraisal and Dissenters’ Rights.  Each Stockholder hereby irrevocably and unconditionally waives, and agrees to prevent the exercise of, any rights of appraisal and dissenters’ rights (including without limitation, any rights pursuant to Section 262 of the DGCL) relating to the Merger that such Stockholder may directly or indirectly have by virtue of the ownership of any Shares.

1.5

Ownership Interest.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholders, and neither the Company, Parent, nor any other Person shall have any authority to direct the Stockholders in the voting or disposition of any of the Shares, except as otherwise provided in this Agreement.

2.

Post-Closing Transfer Restrictions.

2.1

Restriction on Option Stockholders.  In connection with the Merger, the Existing Shares will be converted into the right to receive shares of Parent Common Stock (the “Restricted Parent Stock”).   Each of Adele and RENN Global (collectively, the “Option Stockholders”) covenants and agrees that, from and after the Effective Time, and for a period of twelve (12) months thereafter, the number of shares of Restricted Parent Stock Transferred, directly or indirectly, by, or for the account of, such Option Stockholder, shall not exceed the number of shares Parent Common Stock that may be sold by, or for the account of, an “affiliate” (as defined in subpart (a)(i) of SEC Rule 144 (17 CFR 230.144(a)(1))) pursuant to subpart (e) of SEC Rule 144 (17 CFR 230.144(e)).  In addition, each Option Stockholder covenants and agrees that, during the Option Period (as defined below), such Option Stockholder shall not, directly or indirectly, Transfer any shares of Restricted Parent Stock if the aggregate number of shares of Parent Common Stock that such Option Stockholder would own after giving effect to such Transfer would be less than the number of shares of Restricted Parent Stock that Parent (or its assigns) have the right and option to purchase from such Option Stockholder pursuant to this Agreement.

2.2

Right of First Refusal.  RENN Universal covenants and agrees that, from and after the Effective Time, RENN Universal shall not, directly or indirectly, sell any Restricted Parent Stock without first complying with the provisions of this Section 2.2.  If RENN Universal desires to sell any Restricted Parent Stock from and after the Effective Time, RENN Universal shall first offer to sell all, but not less than all, of such Restricted Parent Stock to Parent by written notice (the “Offer Notice”).  The Offer Notice shall (a) specify the number of shares of Restricted Parent Stock that RENN Universal desires to sell (the “Offered Shares”), (b) specify the name of the prospective purchaser of such Restricted Parent Stock (the “Purchaser”), (c) specify the aggregate cash price to be paid by the

Purchaser to RENN Universal for the Offered Shares, which shall be the price at which the Offered Shares are offered by RENN Universal to Parent (the “Offer Price”), and (d) include a copy of a written commitment from the Purchaser to purchase the Offered Shares from RENN Universal for the Offer Price.  The Parent shall have five (5) Business Days following receipt of the Offer Notice (the “Offer Period”) to accept such offer by providing RENN Universal with written notice that Parent will purchase all, but not less than all, of the Offered Shares for the Offer Price. If Parent accepts the offer during the Offer Period, the closing of the purchase of all, but not less than all, of the Offered Shares shall take place on the date designated by Parent (which date shall be within thirty (30) days following the conclusion of the Offer Period), or on such later date as Parent and RENN Universal may agree.  At such closing, Parent shall pay the Offer Price to RENN Universal in immediately available funds, and RENN Universal shall execute such documents as are reasonably requested by Parent to document the sale of such Offered Shares from RENN Universal to Parent.  If Parent does not accept such offer during the Offer Period, then RENN Universal shall be permitted to sell all, but not less than all, of the Offered Shares to the Purchaser for the Offer Price for a period of forty five (45) days following the conclusion of the Offer Period (the “Sale Period”).  If RENN Universal does not consummate such sale during the Sale Period, then the Restricted Parent Stock shall remain subject in all respects to the restrictions set forth in this Agreement.

2.3

Void Transfer. Any Transfer or attempted Transfer of any Restricted Parent Stock in violation of any provision of this Agreement shall be void, and Parent shall not record such Transfer on its books or treat any purported transferee of such Restricted Parent Stock as the owner thereof for any purpose.  Each Stockholder agrees and consents to the entry of stop-transfer instructions with Parent’s transfer agent against the Transfer of any of the Restricted Parent Stock in violation of this Agreement.

2.4

Notice.  Each Stockholder shall provide written notice to Parent within two (2) business days following any Transfer of Restricted Parent Stock.

3.

Option to Purchase Shares.

(a)

The Parent desires the right and option to purchase (or to assign to others the right and option to purchase) from the Option Stockholders the number of shares of Restricted Parent Stock set forth opposite the name of each Option Stockholder on Schedule B attached hereto (the “Option Shares”).  Conditioned upon the Closing, the Option Stockholders hereby grant Parent (or its assigns) the right and option to purchase all or a portion of the Option Shares (the “Option”) in accordance with the terms and conditions of this Section 3.

(i)

Option Period:  The Option shall commence at the Effective Time and shall expire at 11:59 pm eastern standard time on December 31, 2015 (the “Option Period”).

(ii)

Option Price: The price to be paid by Parent (or its assigns) to the Option Stockholders for each Option Share purchased pursuant to the Option shall be determined by the Board of Directors of Parent from time to time from and after the Effective Time (provided, however, that such price shall not be less than One Dollar and Fifty Cents ($1.50) per share) (the “Option Price”).

(iii)

Option Exercise:  Parent (or its assigns) may, from time to time during the Option Period, exercise the Option by providing the Option Stockholders with one or more written notices (each, an “Option Notice”) specifying: (i) the number of Option Shares that Parent (or its assigns) will purchase from each Option Stockholder (each, a “Purchased Option Share”) and, collectively, the “Purchased Option Shares”); and (ii) the Option Price for each Purchased Option Share that Parent (or its assigns) will purchase from each Option Stockholder.

(iv)

Payment and Deliveries:  Within five (5) Business Days following receipt of an Option Notice, the Option Stockholders shall deliver to Parent share certificates representing the applicable Purchased Option Shares that Parent (or its assigns) will purchase from each Option Stockholder.   Within five (5)  Business Days following receipt of such share certificates from each Option Stockholder, the Parent shall deliver to each Option Stockholder (i) an amount equal to the Option Price multiplied by the number of Purchased Option Shares that Parent (or its assigns) will purchase from such Option Stockholder, and (ii) a new share certificate reflecting Parent’s (or its assigns’) purchase of the applicable Purchased Option Shares from such Option

Stockholder. The Option Stockholders shall also execute and deliver such documents and shall take such further actions as may be necessary or appropriate, or as may be requested by Parent, in order to document or give effect to the terms and conditions of this Section 3.

4.

Representations and Warranties of the Stockholders, Stephen and Russell.  Each of the Stockholder, Stephen and Russell (each, a “Counterparty”) hereby represent and warrant to Parent as follows:

4.1

Binding Nature of Agreement. This Agreement has been duly and validly executed and delivered by such Counterparty and, assuming that this Agreement constitutes the legal, valid and binding agreement of Parent, constitutes the legal, valid and binding agreement of such Counterparty, enforceable against such Counterparty in accordance with its terms, subject to the Enforceability Exceptions.

4.2

Ownership of Shares.  With respect to the Existing Shares set forth opposite the name of such Stockholder on Schedule A hereto: (a) such Stockholder is the record and/or beneficial owner of such Shares; (b) such Stockholder has the sole power to vote (or cause to be voted) such Shares; (c) such Stockholder has the sole power of disposition over, the sole power to issue instructions with respect to, the sole power to demand appraisal rights with respect to the sole power to agree to all of the matters set forth in this Agreement with respect to such Shares; and (d) such Stockholder has good and valid title to such Shares, free and clear of any and all Liens other than those created by this Agreement.

4.3

No Conflicts. Neither the execution and delivery of this Agreement by such Counterparty, nor the consummation by such Counterparty of the transactions contemplated hereby, will result in, or give rise to, a violation or breach of or a default under any of the terms of any contract, understanding, agreement or other instrument or obligation to which such Counterparty is a party or by which such Counterparty or any of the Shares owned by such Counterparty or such Counterparty’s assets may be bound, or violate any applicable Law.

4.4

Reliance by Parent. Such Counterparty understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Counterparty’s execution and delivery of this Agreement and the representations, warranties and covenants of such Counterparty contained herein. Such Counterparty understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

5.

Representations and Warranties of Parent.  Parent hereby represents and warrants to the Counterparties as follows:

5.1

Corporate Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Nevada.

5.2

Authority Relative to This Agreement. Parent has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming that this Agreement constitutes the valid and binding agreement of each of the Counterparties, constitutes the legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to  the Enforceability Exceptions.

5.3

No Conflicts.  Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, will (a) conflict with or result in any breach of the governing documents of Parent; (b) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which Parent is a party, or (c) violate any applicable Law.

6.

Further Assurances.  From time to time, at any other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

7.

Termination.  This Agreement shall terminate, without further action by any of the parties hereto, in the event of a valid termination of the Merger Agreement in accordance with Article VIII of the Merger Agreement.  Notwithstanding the foregoing, the termination of this Agreement shall not relieve any party of liability for any breach of this Agreement prior to the termination of this Agreement.

8.

Miscellaneous.

8.1

Stephen and Russell.  Stephen hereby covenants and agrees that Stephen shall cause Adele to comply with all of Adele’s covenants, duties and obligations pursuant to this Agreement. Russell hereby covenants and agrees that Russell shall cause each of the RENN Stockholders to comply all of the RENN Stockholders’ covenants, duties and obligations pursuant to this Agreement.

8.2

Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

8.3

Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.  This Agreement may be executed and delivered by facsimile transmission, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

8.4

Governing Law.  This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

8.5

Jurisdiction; Specific Enforcement.

(a)

The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, prior to the valid termination of this Agreement in accordance with Section 7 hereof, and in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section (a) and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b)

In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each party agrees that (x) service of all process, including the summons and complaints, in any action or proceeding with respect to this Agreement may be made by registered or certified mail, return receipt requested, to such party at its address set forth in this Agreement, and (y) any service pursuant to clause (x) is sufficient to confer personal jurisdiction over such party in such action or proceeding and otherwise constitutes effective and binding service in every respect.

8.6

WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.7

Notices.  Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed to have been given when (a) delivered to the appropriate address by hand or by recognized overnight courier service (costs prepaid), (b) sent by facsimile or email with confirmation of transmission by the transmitting equipment, or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the addresses, facsimile numbers or email addresses set forth on the signature pages hereto and marked to the attention of the person (by name or title) so designated (or to such other address, facsimile number, email address or person as a party hereto may designate by notice to the other parties in accordance with this Section).

8.8

Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

8.9

Entire Agreement.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

8.10

Amendments; Waivers.  This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns.  Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision.  The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

8.11

Headings.  Headings of the Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

8.12

No Third Party Beneficiaries.  This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.13

Construction.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

8.14

Action in Stockholder Capacity Only.  The parties acknowledge that this Agreement is entered into by each Stockholder solely in such Stockholder’s capacity as the record and/or beneficial owner of the Shares and nothing in this Agreement restricts or limits any action taken by any Stockholder in his capacity as a director or officer of the Company and the taking of any actions (or failure to act) in such Stockholder’s capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement.

8.15

Legending of Shares. If so requested by Parent, each Stockholder consents to the placing of a legend on any certificates representing Parent Common Stock stating that they are subject to this Agreement; provided, however, that the Company shall remove such legend upon the earlier of (a) termination of this Agreement and (b) the twelve (12) month anniversary of the Effective Time.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK – SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Voting and Standstill Agreement to be duly executed and delivered as of the date first above written.

PARENT:	Notice Information

FitLife Brands, Inc.	FitLife Brands, Inc.
4509 S. 143rd Street, Suite 1
/s/ John Wilson	Omaha, Nebraska 68137
By: John Wilson	Attention: Michael Abrams
Its: Chief Executive Officer, President	Facsimile: (402) 884-1816
Email: mabrams@fitlifebrands.com

ADELE:	Notice Information

Stephen Adele Enterprises, Inc.	Stephen Adele Enterprises, Inc.
15000 W. 6th Ave., Suite 202
/s/ Stephen Adelé	Golden, Colorado 80401
By: Stephen Adelé	sadele@isatori.com
Its: President

STEPHEN:	Notice Information

Stephen Adele
/s/ Stephen Adelé	15000 W. 6th Ave., Suite 202
Stephen Adelé	Golden, Colorado 80401
sadele@isatori.com

RENN UNIVERSAL:	Notice Information

RENN Universal Growth Investment Trust PLC	RENN Universal Growth Investment Trust
8080 N. Central Expressway
By: RENN Capital Group, Inc.	Suite 210
Its: Investment Manager	Dallas, Texas 75206

/s/ Russell Cleveland
By: Russell Cleveland
Its: President

RENN Global:	Notice Information

RENN Global Entrepreneurs Fund Inc.	RENN Global Entrepreneurs Fund Inc.
8080 N. Central Expressway
By: RENN Capital Group, Inc.	Suite 210
Its: Investment Manager	Dallas, Texas 75206

/s/ Russell Cleveland
By: Russell Cleveland
Its: President

[Signature Page 1 of 2 to the Voting and Standstill Agreement]

RUSSELL:	Notice Information

Russell Cleveland
/s/ Russell Cleveland	8080 N. Central Expressway
Russell Cleveland	Suite 210
Dallas, Texas 75206

[Signature Page 2 of 2 to the Voting and Standstill Agreement]

SCHEDULE A

Stockholder	Existing Shares
Adele	6,486,203 shares of Company Common Stock 322,741 options to purchase shares of Company Common Stock
RENN Universal	2,658,070 shares of Company Common Stock 9,500 shares of Company Preferred Stock (Series A) 6,500 shares of Company Preferred Stock (Series D)
RENN Global	1,113,790 shares of Company Common Stock 6,500 shares of Company Preferred Stock (Series D)

SCHEDULE B

Stockholder	Option Shares
Adele	368,064 shares of Restricted Parent Stock
RENN Global	204,170 shares of Restricted Parent Stock